
Edit your business profile
NOT ACCEPTING INVESTMENT

This business is not accepting investment through Mainvest.

You can invest in local, brick & mortar businesses with as little as $100.

View Investment Opportunities
 Watch this investment opportunity Share

Map data ©2020 Google
Perillas Food

Korean Restaurant

1 Bow Market Way
Somerville, MA 02143
Get directions
Opening hours unavailable
View Website
Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Perillas Food is seeking investment to open a location.
Lease SecuredAdding A Location
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7 for the next $5,000 invested.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Perillas Food is offering perks to early investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Founders' Club Invest $500 or more to qualify. 25 of 25 remaining

With a $500 investment, you'll receive a Perillas Founders' Club tee-shirt!

Order Online
This is a preview. It will become public when you start accepting investment.
THE TEAM
James Choi
Founder
This is a preview. It will become public when you start accepting investment.
PRESS

Perillas, a fast casual Korean restaurant, returns to Bow Market in June

"The spaces are small, but we know it works for us."

Fast-Casual Korean Food Will Return to Union Square

Bow Market's temporary bibimbap shop, Perillas, is coming back — this time, permanently

Korean Bibimbap Joins the Lineup at Somerville's Bow Market

Perillas will spend six months in the two-level complex

Boston's Fast-Casual Korean Food Scene Could Get a Little Bigger

A bibimbap-focused spot called Perillas is in the works

This is a preview. It will become public when you start accepting investment.

I believe all people should be treated with dignity and respect. I believe focusing on people ultimately creates more value than focusing primarily on profits. I also believe in sharing the joy of delicious healthy Korean food in a fast, convenient, and affordable way. I wanted to create a business and work environment that encapsulated these values, and thus Perillas was born.

Though I had an idea, I didn't want to just jump right in and follow the traditional path of spending hundreds of thousands of dollars (not that I had that much!) to open up a brick and mortar. This model seemed a bit archaic to me, and I was convinced there had to be a way to bootstrap the business.

With a modest investment of $15,000 from friends and family, I was able to launch in June of 2018. We became a member of a local shared kitchen space, Foundation Kitchen, which allowed us to prep and cook our food. We still needed avenues to sell, so we signed up for as many pop-ups we could take on at local breweries, and tapped into the catering market for company lunches (times were so different pre-pandemic!)

In October of 2018, we were blessed enough to be able to be the first year-long pop-up at Bow Market (it's a small collection of local restaurants, retail shops and brewery). During this time, we were able to really hone our operations, prove our concept, and build a customer base. The results were far better than we could have imagined.

This is a preview. It will become public when you start accepting investment.
OUR OFFERINGS

Fast forward to present day, and we find ourselves with a tremendous opportunity to graduate out of the shared kitchen space into a 1,500 sq/ft space of our own, right in Boston. This space will not be utilized like a traditional fast-casual restaurant. Instead, it will use a virtual kitchen model where all orders will be placed online, whether it's through a web browser, phone, or ordering kiosk. Customers can then pick-up their food, or have it delivered. This model allows us to do the following:

Create multiple concepts out of this one location
Focus on the quality and affordability of the food
Focus on better compensating our staff
Better utilize the space we have (indoor seating goes unused most of the time)
This is a preview. It will become public when you start accepting investment.
THE SPACE

Other notables about this space is that it's a second generation restaurant, meaning the costly parts of a buildout are already done!

The location allows us to easily target Downtown Boston, Allston, Brighton, Cambridge, Watertown, Belmont, and some areas of Newton. It also has a sizable outdoor seating area for those who would like to enjoy their food on the premise.
This is a preview. It will become public when you start accepting investment.

The capital raised will help us launch this new space.

We will need some light contracting work and permits;
equipment and signage;
and some working capital.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $7,600
Marketing $300
Signage $1,000
License & Permits $500
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $250,000 $459,000 $491,130 $515,687 $531,157
Cost of Goods Sold $55,000 $88,000 $94,159 $98,866 $101,831
Gross Profit $195,000 $371,000 $396,971 $416,821 $429,326

EXPENSES

Rent $12,000 $48,000 $48,000 $48,000 $48,000
Utilities $4,500 $4,612 $4,727 $4,845 $4,966
Salaries $125,000 $205,000 $210,125 $215,378 $220,762
Insurance $8,000 $8,200 $8,405 $8,615 $8,830
Repairs & Maintenance $6,000 $6,150 $6,303 $6,460 $6,621
Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621
Operating Profit $33,500 $92,888 $113,108 $127,063 $133,526

This information is provided by Perillas Food. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Perillas Presenation .pdf
Perillas Profit and Loss 2019.pdf
Investment Round Status

$10,000

TARGET

$30,000

MAXIMUM

This investment round closes on January 6, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Perillas Food LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $5,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 0.8%-2.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2026
Financial Condition
Historical milestones

Perilla's Food has been operating since June, 1 2018 and has since achieved the following milestones:

Opened location (150 sq/ft) in Somerville, MA.

Achieved revenue of $212,684 in 2019.

Had Cost of Goods Sold (COGS) of $47,334.13 in 2019.

Operating Expenses were $84,155.26 in 2019.

Achieved profit of $81,194.68 in 2019, resulting in 38.18%.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Perilla's Food forecasts the following milestones:

Secure lease in Boston, MA (Done)

Hire for the following positions by November, 2020: General Manager

Achieve $500,000 revenue per year by 2023

Achieve $100,000 profit per year by 2023.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Perilla's Food to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Perilla's Food competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Perilla's Food's core business or the inability to compete successfully against the with other competitors could negatively affect Perilla's Food's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Perilla's Food's management or vote on and/or influence any managerial decisions regarding Perilla's Food. Furthermore, if the founders or other key personnel of Perilla's Food were to leave Perilla's Food or become unable to work, Perilla's Food (and your investment) could suffer substantially.

Limited Services

Perillas Food operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Perillas Food and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Perillas Food is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Perillas Food might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Perillas Food is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Perillas Food nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Perillas Food will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Perillas Food is allowed to stop providing annual information in certain circumstances.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Perillas Food's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Uninsured Losses

Although Perillas Food will carry some insurance, Perillas Food may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Perillas Food could incur an uninsured loss that could damage its business.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Perillas Food is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Perillas Food fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Perillas Food, and the revenue of Perillas Food can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Perillas Food to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

This information is provided by Perillas Food. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion
Blog
Press
Petitions
FAQ
Referral Program
Partners
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy